July 16, 2024

Jefferies LLC

520 Madison Avenue

New York, New York 10022

TD Securities (USA) LLC

1 Vanderbilt Avenue

New York, New York 10017

Cantor Fitzgerald & Co.

110 E. 59th St., 6th Floor

New York, New York 10020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh
Lynn Dicker
Lauren Hamill
Jason Drory

Re:	Artiva Biotherapeutics, Inc.
Registration Statement on Form S-1
(File No. 333-280568)

Acceleration Request
Requested Date: July 18, 2024
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Artiva Biotherapeutics, Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on July 18, 2024, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

JEFFERIES LLC
TD SECURITIES (USA) LLC
CANTOR FITZGERALD & CO.

JEFFERIES LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director, Joint Head of US Biotech

TD SECURITIES (USA) LLC

By:	/s/ Tanya Joseph
Name:	Tanya Joseph
Title:	Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Global Co-Head of ECM

[Signature Page to Underwriters’ Acceleration Request Letter]